

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 4, 2017

<u>Via E-mail</u>
Steve Sanghi
Chief Executive Officer and Chairman of the Board
Microchip Technology Incorporated
2355 W. Chandler Blvd
Chandler, AZ   85224-6199

Re: **Microchip Technology Incorporated**
       Form 10-K for the Fiscal Year Ended March 31, 2017
       Filed May 30, 2017
       File No. 0-21184

Dear Mr. Sanghi:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery